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SUCCESSFUL RESULTS FROM MEND-1 TRIAL

“MC-1 DEMONSTRATED STATISTICALLY SIGNIFICANT CARDIOPROTECTIVE BENEFITS IN REDUCING DAMAGE TO THE HEART ASSOCIATED WITH ACUTE ISCHEMIC AND REPERFUSION INJURY IN PATIENTS UNDERGOING ANGIOPLASTY.”

PERSPECTIVES ON THE MEND-1 TRIAL:

“The MEND-1 study addressed an important and continuing problem for which there is no well-established therapy. The results from this study strongly support the further evaluation of MC-1 in large scale, pivotal Phase III clinical trials of patients at risk for developing myocardial ischemia, infarction or reperfusion injury.”

Dr. James Tcheng
Associate Professor of Medicine,
Duke University Medical Center &,
Principal Investigator of the MEND-1 Clinical Trial

Duke Clinical Research Institute is part of Duke University Medical Center in Durham, North Carolina. DCRI is a world leader in cardiology clinical trials and clinical drug research, and combines the scientific thought leadership of the University Medical Center with significant operational capabilities to perform Phase II - IV clinical trials and research studies.

“We were very pleased to report that the primary endpoint of myocardial ischemia, as measured by AUC CK-MB, was met and that we did reach statistical significance. From the perspective of the clinical cardiology community, this is an important statement. We are encouraged by the fact that we have an early signal that MC-1 may do what others have failed to do, and this is to reduce myocardial injury following percutaneous intervention”

Dr. Robert Harrington
Professor of Medicine,
Director, Cardiovascular Clinical Trials,
Duke University Medical Center

CORPORATE PROFILE

MEDICURE INC. (TSX: MPH) IS A BIOTECHNOLOGY COMPANY FOCUSED ON THE DISCOVERY AND DEVELOPMENT OF EFFECTIVE THERAPEUTICS FOR INADEQUATELY TREATED CARDIOVASCULAR DISEASES. ITS LEAD COMPOUND, MC-1, IS BEING DEVELOPED AS A CARDIOPROTECTIVE THERAPY TO REDUCE AND PREVENT INJURY FROM BLOCKAGES OF BLOOD TO THE HEART (MYOCARDIAL ISCHEMIA). THROUGH AN AGREEMENT WITH CANAM BIORESEARCH INC., MEDICURE ALSO HAS A DRUG DISCOVERY GROUP DEVELOPING ADDITIONAL COMPOUNDS FOR THE COMPANY’S FUTURE. THESE INCLUDE MC-5422 FOR THE TREATMENT OF ISCHEMIA AND ISCHEMIC REPERFUSION INJURY AND MC-45228, AN ANTITHROMBOTIC. THE COMPANY ALSO IS ADVANCING CLINICAL DEVELOPMENT OF MC-4232 IN THE TREATMENT OF HYPERTENSION.

MEDICURE DRAWS ON THE SCIENTIFIC EXPERIENCE AND KNOWLEDGE OF SOME OF THE WORLD’S LEADERS IN CARDIOVASCULAR MEDICINE. ONE OF THE MOST RECOGNIZED INDIVIDUALS IN THIS AREA IS MEDICURE’S OWN CO-FOUNDER NARANJAN S. DHALLA, PhD, PROFESSOR AND DIRECTOR, INSTITUTE OF CARDIOVASCULAR SCIENCES, ST. BONIFACE GENERAL HOSPITAL RESEARCH CENTRE, UNIVERSITY OF MANITOBA.

DR. DHALLA IS AN INTERNATIONALLY RECOGNIZED CARDIOVASCULAR RESEARCHER AND RECIPIENT OF NUMEROUS HONOURS AND AWARDS INCLUDING: THE RESEARCH ACHIEVEMENT AWARD OF THE CANADIAN CARDIOVASCULAR SOCIETY, THE MEDAL OF HONOUR FROM THE CANADIAN MEDICAL ASSOCIATION, THE UPJOHN AWARD OF THE PHARMACOLOGICAL SOCIETY OF CANADA, TWO HONOURARY DOCTORATES AND HONOURARY PROFESSORSHIPS AT SEVERAL UNIVERSITIES AND THE ORDER OF CANADA, THE HIGHEST CITIZEN DISTINCTION AWARDED BY THE GOVERNMENT OF CANADA.

INSIDE THIS REPORT

MESSAGE TO MEDICURE SHAREHOLDERS

Albert D. Friesen, PhD President & Chief Executive Officer Co-Founder

Dear fellow shareholders,

Fiscal 2003 was the most exciting and eventful year in the history of Medicure. Since Medicure’s inception in 1997, our mission has been to develop effective therapeutics for unmet cardiovascular needs and bring them to market in the most expedient manner possible. I am pleased to report to shareholders that based on the positive Phase II clinical results from our MEND-1 trial, we made significant strides toward realizing this goal. Of particular importance, we now have laid the foundation for medicure to become a product-focused company with a diversity of drugs that will allow us to address large unmet needs in the cardiovascular sector.

The year was highlighted by a major triumph in a Phase II clinical trial and the introduction of a second Phase II clinical candidate. In addition, the broadening of our patent protection, a strengthened senior management team, increased visibility and recognition throughout the scientific and medical communities, the financial sector, the media and the public at large, all contributed to Medicure’s success this past year.

As you trace our progress and development throughout the year, you will see that we met, and in some cases, exceeded the goals and expectations that we identified for ourselves, gathering significant momentum as the year progressed.

CLINICAL TRIAL ADVANCEMENTS

While Medicure has a portfolio of drug development programs, the spotlight last year clearly was on our lead compound, MC-1. After showing remarkable promise in both pre-clinical and Phase I studies, we embarked on a multi-centre, control blinded Phase II clinical trial to evaluate the cardioprotective effect of MC-1 in mitigating damage caused by ischemia and ischemic reperfusion injury in 60 high-risk cardiovascular patients undergoing angioplasty. Called MEND-1, the trial was managed by the renowned Duke Clinical Research Institute in Durham, North Carolina, and was conducted at four centres in Canada and the United States.

In January 2003, we announced positive results from the MEND-1 trial, meeting both the primary and secondary endpoints. In fact, the results exceeded our expectations and those of the principal investigators.

In reality, we had hoped that the results would show a trend toward efficacy or just confirm MC-1’s safety and tolerability, however we were delighted to learn that it did much more. The MEND-1 trial showed that MC-1 reduces ischemic heart damage following angioplasty and demonstrated the outstanding potential for it to be an effective therapeutic for the treatment of such injury. In addition, it provided a solid base for further clinical trials with MC-1 in this, and other cardiovascular conditions.

This success represented a major milestone for Medicure and provided us with the necessary positive data to proceed with larger clinical trials. As such, Medicure is in the process of planning further pivotal Phase II and III studies in indications such as coronary artery bypass graft surgery (CABG), stroke and acute myocardial infarction (AMI). It is a clear indication that Medicure has a most promising drug candidate that has a variety of potential applications in a wide range of coronary problems.

A NEW CLINICAL CANDIDATE IS ANNOUNCED

Just days into fiscal 2004, we made a significant announcement regarding a second clinical candidate, MC-4232. In a pre-IND meeting to consider Medicure’s proposed development of MC-4232 for use in the treatment of hypertension, the United States Food and Drug Administration (FDA) agreed in principle with our plan to commence a Phase II/III clinical program for this product.

The protocol was submitted to the Canadian Therapeutics Product Directorate (TPD) and approval was granted in mid-July to proceed with the Phase II development program. The trial enrolled 15 patients with hypertension and is designed to determine an effective dose-range for future studies. It is expected that results will be available near the end of 2003.

Commencing this study represents another major clinical milestone for Medicure and the potential treatment of another significantly unmet component of the cardiovascular market. The trial is an important step in the gathering of data that will eventually support Medicure moving forward to a larger, pivotal clinical trial of MC-4232.

The emergence of MC-4232 is yet another important advancement for Medicure and further demonstrates the depth of our product pipeline and development capabilities. It is our belief that, based on the discussions we have had with the FDA, it is possible to develop MC-4232 within a relatively short timeframe.

BUILDING THE PIPELINE

New product development remains a major priority at Medicure. Led by an outstanding team of scientists, our Drug Discovery Program utilizes optimal scaffolds for the design and synthesis of potential cardiovascular and cerebrovascular drugs with promising safety and therapeutic profiles.

The strategy of Medicure’s structure-based drug design and development team is to explore cardiovascular and cerebrovascular therapeutics based on the scaffold of our lead drug MC-1. As a biologically active natural product, MC-1’s underlying structural architecture, has already been established as safe and active, providing an ideal basis for novel drug and library development. Working off this structure also provides an opportunity for the Company’s chemistry team to exploit and build upon their chemical understanding of the lead molecule itself.

Since being established in 1998, Medicure’s Drug Discovery Program has designed, synthesized and evaluated a library of more than 200 novel compounds with potential cardiovascular and cerebrovascular benefit. Patents have been issued for a large number of the compounds including, MC-45228 with antithrombotic indications and MC-5422 with anti-ischemic potential.

The results and progress of our chemistry development team are best demonstrated by the issuance of six Patents and Notices of Allowance protecting various newly discovered therapeutics.

In December, we entered into a collaboration with Dr. Stephen Hanessian’s research group at the University of Montreal. Dr. Hanessian, a renowned medicinal chemist and a member of the Company’s Scientific Advisory Board, is directing a team in the synthesis of novel Sodium/hydrogen exchanger inhibitors (NHE Inhibitors) designed in conjunction with our own Drug Discovery team.

The NHE inhibitor discovery project is consistent with the Company’s strategy to exploit largely untapped and novel therapeutic opportunities to address ischemic injury and subsequent reperfusion damage.

STRENGTHENING OUR FINANCIAL POSITION

In response to strong institutional interest, particularly in Europe, we strengthened our financial position at the beginning of fiscal 2004. The private placement, conducted by a syndicate led by Research Capital Corporation, and including First Associates Investments Inc. and Paradigm Capital Inc., raised gross proceeds of approximately $7,650,000.

This financing enables us to build on our 2003 successes. The net proceeds of this offering, together with existing cash resources, allows Medicure to accelerate clinical development of MC-1 and MC-4232. The proceeds also will be used to support and enhance the Company’s ongoing drug research and discovery programs.

We were particularly pleased that some of the most knowledgeable and sophisticated biotech investors participated in this private placement. We believe this commitment and the over subscription of this Offering is a clear indication that we have earned the confidence and support from several significant institutional investors and represents a strong endorsement of both of our primary products and our upcoming clinical activities.

BOLSTERING OUR MANAGEMENT TEAM

During the year, we bolstered our management team with the addition of some key executives. Robert G. Burford, PhD., F.A.C.A. joined Medicure as Vice President, Product Development, and he is focusing his efforts on advancing the development of MC-4232. Dr. Burford brings 38 years of pharmaceutical research and development experience to the Company, particularly in the area of clinical programs for new cardiovascular drugs.

Ahmad Khalil, MD, PhD, joined Medicure as Director, Scientific Affairs, with responsibilities including regulatory strategy and clinical research coordination. Dr. Khalil employs his medical and clinical research expertise in working with Karl-Gunnar Hidinger, PhD, Medicure’s Vice-President, Clinical Development, on conducting the Company’s clinical development initiatives.

EXCITING OUTLOOK

Fiscal 2003 was a year of great achievement for Medicure and the outlook for fiscal 2004 and beyond is excellent. We expect this year to be one where we continue to progress in key areas, realizing important clinical, business and financial milestones that will have a positive impact on the Company and our shareholders.

The exciting results from our MEND-1 clinical trial have given us much optimism as we advance our Phase II and III clinical programs on MC-1. We are also very excited about the upcoming Phase II/III clinical studies for MC-4232 and, we expect that in fiscal 2004, we will begin a Phase II clinical trial with MC-1 in a second indication.

As we advance these clinical programs, we will continue to pursue our research initiatives and develop the infrastructure that will allow us to bring these products to market and to identify new clinical candidates.

Along with raising Medicure’s profile throughout the scientific and medical communities, this enhanced visibility has created considerable interest from prospective “big pharma” partners. We have held discussions with several such potential partners and we will continue to pursue business development strategies aimed at maximizing economic returns for the commercialization of our products and further enhancing shareholder value.

The success achieved through the MEND-1 clinical trial was a major milestone for the Company, and this would not have been possible without the expertise, dedication and commitment of the outstanding team of investigators in all centres. In particular, I would like to thank both Dr. Robert Harrington and Dr. James Tcheng of the Duke University Medical Centre for the key roles they played in this study, and Dr. Naranjan Dhalla for his ongoing support. I also want to express my sincere thanks and appreciation to our Board of Directors, our outstanding Scientific Advisory Board, chaired by Dr. Paul Armstrong and all of Medicure’s employees, and greatly acknowledge their ongoing contributions to our success.

Finally, on behalf of everyone associated with Medicure, I want to thank our many institutional and private investors who have supported our initiatives and have expressed their support for the Company. It is our commitment to them that will pave the way for an exciting and positive future for Medicure.

Yours sincerely,

Dr. Albert D. Friesen, PhD
Chairman, President
and Chief Executive Officer

CORPORATE HIGHLIGHTS AND ACHIEVEMENTS
FISCAL 2003

  OCTOBER 2002
  Expansion of Intellectual Property Position
  Company is issued US Patent No. 6,417,204 that includes a library of small molecules.
  DECEMBER 2002
  New Patent Issued
  Company receives US Patent No. 6,489,345 for the treatment of diabetes and related pathologies.
  DECEMBER 2002
  Collaborative Agreement With Prominent Researcher
  Company enters into collaboration with Dr. Stephen Hanessian, University of Montreal in the synthesis of novel sodium/ hydrogen exchanger inhibitors (NHE-1 inhibitors) for use as cardioprotective therapeutics.
  JANUARY 2003
  Positive Results From Phase II Clinical Trial on MC-1
  Company receives positive results with treatment of its lead compound, MC-1, in its Phase II clinical trial, “MEND-1”. Primary and secondary endpoints of the trial are met and results exceed the Company’s expectations.
  FEBRUARY 2003
  Conversion of Class A Common Shares
  Company converts all 1,280,000 Class A Common shares into Common Shares on a one-to-one ratio.
  MARCH 2003
  Medicure, Duke Spotlight MEND-1 Results at ACC Meetings
  The Company and Duke Clinical Research Institute present detailed results of the MEND-1 study at a special Satellite Symposium in connection with the 52nd Annual Scientific Sessions of the American College of Cardiology in Chicago.
  APRIL 2003
  Drug Discovery Program Strengthened With US Patent Allowances
  Company receives US Patent No. 6,548,519 for the use of Medicure’s antithrombotics.

SUBSEQUENT TO YEAR-END CORPORATE HIGHLIGHTS & ACHIEVEMENTS

JUNE 2003

  Second Clinical Candidate Unveiled
  Company announces it is commencing a Phase II/III clinical development program for its second product, MC-4232, for use in the treatment of hypertension.
  Management Team Strengthened With Two New Appointments
  Company strengthens its management team with the appointment of Robert G. Burford, PhD, F.A.C.A., to the position of Vice-President, Product Development, and Ahmad Khalil, MD, PhD, to the position of Director, Scientific Affairs.
  $7.6 Million Private Placement
  Company completes equity financing by way of private placement of 8,997,632 common shares at a price of $0.85 per share, for total gross proceeds to the Company of $7,648,000.

PERSPECTIVES ON MC-1

A HEART ATTACK PATIENT WHO ALMOST DIDN’T MAKE IT

“It was back in October 1999 when I first experienced chest pains. By the end of the year I underwent an angiogram and it was discovered that there was minor blockage in three of my arteries. I was told that intervention was unnecessary and that I should watch my diet and try to lose some weight. Less than two years later I suffered a heart attack and was admitted to the hospital. In the emergency room I was given a “clot buster” and a variety of drugs to lower my blood pressure, thin my blood and dilate my blood vessels. Shortly after treatment was started, a severe traumatic incident occurred, where I believe my heart stopped for a short Thankfully, the doctors were able to ‘bring me back’, however, afterward I had severe pain in my heart, to the point where they gave me morphine. Although I have recovered, I know that my heart has been damaged, and that the damage can never be repaired.”

John Toyne,
Heart Attack Victim

THE MEDICURE SOLUTION – MC-1 Has Potential to Effectively Treat 7.5 Million Heart Attack Victims

“John is one of more than 7.5 million North Americans who annually suffer a heart attack. Cardiovascular disease is the leading cause of death in the developed world, so the need for a drug that will prevent, or enhance the quality of our current treatment for heart attacks, is enormous. As was the case with John, by the time a heart attack patient receives currently effective treatment, permanent, and often severe damage to the heart cells has already occurred, causing even more problems. Medicure’s MC-1 has demonstrated the potential to reduce cell damage to the heart and protect the muscle at the cellular level, thereby improving the overall function of the heart. Because it is simple and safe to administer, it seems clear that Medicure has a promising drug candidate that has potential application in a variety of unmet areas among common coronary heart problems.”

Paul Armstrong, MD, FRCP, FACC, FESC
Chair of Medicure’s Scientific Advisory Board and Professor of Cardiology,
Department of Medicine, University of Alberta

MEDICURE PRODUCT PIPELINE

PRODUCT	INDICATION	OPPORTUNITY	SUMMARY	MEDICURE’S POSITION

MC-1	Angioplasty	Approximately 1 million angioplasty procedures are performed annually in the US.	Angioplasty is a medical procedure used to re-open a blood vessel. A balloon is guided through the blood vessel to the point of the blockage and inflated to restore blood flow. In most cases, a stent is also employed to help hold the vessel open after the balloon is removed.
MC-1’s cardioprotective properties protect heart cells from damage caused by the temporary blockage of the vessel and subsequent injury on the sudden resumption of blood flow during the procedure. The MEND-1 study established MC-1’s efficacy in these patients.

MC-1	CABG	Over 500,000 CABG procedures are conducted annually in the US.	Coronary Artery Bypass Graft (CABG) is a medical procedure that re-routes blood around clogged arteries to improve the blood and oxygen supply to the heart. Surgeons take a blood vessel from another part of the body and make a detour around the blocked artery.
Having established MC-1’s cardioprotective capabilities in angioplasty, the Company plans to explore its efficacy in reducing injury resulting from this procedure.

MC-1	AMI	Approximately 7.5 million Americans suffer some form of heart attack annually.	Acute Myocardial Infarction (AMI) – more commonly known as a heart attack – occurs when there is a sudden blockage of blood flow to a portion of the heart muscle. This precipitates irreversible injury to the part of the heart muscle affected by the blockage.
Medicure is confident that MC-1’s cardioprotective properties will help improve the survival rate in this, the largest of MC-1’s primary target markets.

MC-1	Stroke	Approximately 600,000 people suffer some type of stroke each year in the US.	Stroke has the same relationship to the brain that a heart attack has to the heart – a blockage in a blood vessel that interrupts the supply of oxygen and nutrients to cells. As with the heart, brain cells cannot be repaired or regenerated.
Preclinical animal studies that have shown MC-1’s ability to protect heart cells from ischemic damage also extend to the brain. Medicure intends to further explore MC-1’s efficacy in a proof-of-principle human study.

MC-4232	Hypertension	Approximately 57 million Americans have high blood pressure – of those, 73% are not adequately treated or controlled.	Hypertension is defined as a common disorder where blood pressure remains abnormally high. If not adequately controlled, there is increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure and atherosclerosis.	In preclincal studies, MC-1 has shown to be effective in treating hypertension. As such, the Company sees a significant opportunity to address major subsets in the overall hypertension market. The first trial in the Phase II/III clinical development program commenced in July 2003.

MC-5422	Ischemic Injury Cardio-Protection	Approximately 1.6 million Americans suffer some form of ischemic injury every year, from angioplasty procedures or by-pass surgery.	Ischemic injury is caused by the interruption of blood flow to the heart; ischemic reperfusion injury results when the interruption is corrected and blood flow re-starts. It is a key factor in negative outcomes following angioplasty, CABG and AMI.
Independent studies have shown MC-5422 has the ability to reduce damage caused by ischemic injury. Medicure is investing in further preclinical studies to determine MC-5422’s suitability for advancement to clinical testing.

MC-45228	Thrombosis	The thrombosis market in the US is estimated as follows: anti-coagulants USD $2.0 billion per year; anti-platelets – USD $2.8 billion per year.	Thrombosis, involves the formation of clots in the blood vessels and threatens the viability of dependent tissues by depriving them of oxygen. Clot formation driven by acceleration of coagulation and platelet activation, seen in most cardiovascular conditions, can result in substantial damage to affected tissue.
The most promising of the Company’s novel antithrombotic compounds is MC-45228. Based on initial screens and preclinical in vivo studies, Medicure is proceeding with further preclinical evaluation of MC-45228 relating to efficacy and safety.

NHE Inhibitor	Ischemic Injury Cardio-Protection	Approximately 1.6 million Americans suffer some form of ischemic injury every year, from angioplasty procedures or by-pass surgery.	Sodium/hydrogen exchangers (NHEs), are internal plasma membrane proteins that transport hydrogen in exchange for sodium heart cells. These compounds reduce heart tissue injury due to calcium overload caused by ischemia and ischemic reperfusion.
Medicure’s ongoing NHE inhibitor discovery project has developed potent inhibitors of hydrogen exchange and the Company is hopeful that this program will lead to powerful new cardioprotective therapeutics.

PERSPECTIVES ON MC-1

ANGIOPLASTY PROCEDURES CAN LEAD TO LONG-TERM ADVERSE EFFECTS,
INCLUDING RISK OF CONGESTIVE HEART FAILURE, HEART ATTACK AND DEATH

“On the one hand, we are performing more angioplasty procedures than ever, due to the changing demographics of our population base and the growing evidence of the procedure’s effectiveness; yet, we still see a significant need for an agent that will reduce or eliminate the injury to the heart we know may be associated with the procedure. This damage can lead to long-term adverse effects for the patient, including increased risk of congestive heart failure, heart attack and even death. Improvements on this front, even when added to innovations in stent technology and blood flow enhancing drugs, will be critical for making a further difference in the outcome of our patients.”

David Kandzari, MD
Assistant Professor of Medicine &
Director, Interventional Cardiology Research
Duke Clinical Research Institute
Durham, North Carolina

THE MEDICURE SOLUTION – MC-1 Shows Cardioprotective Effects in Angioplasty Patients

The positive results from Medicure’s MEND-1 Phase II trial demonstrated the cardioprotective effects of its lead drug compound, MC-1, by significantly reducing the amount of damage to the heart in patients undergoing angioplasty and who showed high risk clinical characteristics for periprocedural myocardial infarction (i.e. - heart scarring due to the angioplasty procedure) and were susceptible to ischemic complications following the procedure.

CLINICAL SUCCESS SPURS PROGRESS

MC-1 READY FOR NEXT STEP

In fiscal 2003, Medicure completed its first Phase II clinical trial called MEND-1 (MC-1 to Eliminate Necrosis and Damage), a proof of principle study to establish the efficacy and safety of MC-1 as a cardioprotective treatment to reduce ischemic and reperfusion damage frequently experienced by high risk patients undergoing angioplasty.

The study was conducted by a world class team of cardiologists under approvals of both the Food and Drug Administration (FDA) in the United States and the TPD (Therapeutic Products Directorate) in Canada. Central management was provided by the Duke Clinical Research Institute, Durham, NC (DCRI), an international leader in cardiovascular clinical evaluation. Patients were enrolled at four sites in Canada and USA including: St. Michaels Hospital, Toronto; Sunnybrook Hospital, Toronto; Ottawa Heart Institute, Ottawa; and Duke University Medical Center, Durham, NC. The Principal Investigator was Dr. James E. Tcheng. MD, F.A.C.C., Associate Professor of Medicine, Duke University Medical Center.

The Phase II study in angioplasty patients with high-risk clinical characteristics for periprocedural myocardial infarction provided a good model for understanding effect in a well defined and controlled clinical situation. The trial involved 40 orally MC-1 treated (10 mg/kg) and 20 placebo treated patients. It is important to note that this patient number was selected to support demonstration of a trend towards improvement in the primary endpoint and statistical significance was not expected.

RESULTS: PRIMARY ENDPOINT

The primary endpoint, periprocedural infarct size, as measured by AUC CK-MB† in the 24 hours following angioplasty was significantly reduced in the MC-1 treatment group (29.8±29.7 ng/mL) compared with the placebo group (45.2±35.1 ng/mL) (p=0.0378). Although an improvement was anticipated, the ability to demonstrate statistical significance of less than p=0.05 in a relatively small number of subjects, exceeded expectations.

†	The area of the heart that is damaged during the procedure as determined by the release of CK-MB (plasma levels of Creatine Kinase-MB enzymes), and measured by the AUC (Area Under the Curve) over the first 24 hours after the procedure.

MEND-1 – PRIMARY ENDPOINT

PRIMARY ENDPOINT – PERIPROCEDURAL INFARCT SIZE
MEASUREMENT AS EXPRESSED BY AUC CK-MB

PERSPECTIVES ON MC-1

CABG PROCEDURE LEADS TO ADDITIONAL DAMAGE TO THE HEART

“We continue to see an increase in the number of people, especially middle aged and elderly, with cardiovascular problems. Typically, they come in with chest pains at which point we often discover that one or more of the arteries feeding the heart is partially, or totally obstructed or blocked. When the problem can’t be fixed with an angioplasty, we use a Bypass Graft (CABG) to re-route blood around clogged arteries to restore the supply of blood and oxygen to the heart. The necessity of this is indisputable, yet like all surgeries, there are risks involved, and in the case of CABG, the procedure can cause additional damage to the heart muscles. There is a significant need for a protective drug, such as MC-1, to reduce the extent of injury to the heart, and thus improve the quality of life for the patient over the long-term.”

Jean-Claude Tardif, MD, FRCPC
Director of Clinical Research,
Associate Professor of Medicine, and
CIHR Research Chair in Atherosclerosis,
Montreal Heart Institute, Montreal, Quebec

THE MEDICURE SOLUTION – Positive Results From Previous Study Prompt MC-1 To Be Tested in Phase II CABG Trial

Cardioprotective effect seen in the MEND-1 trial, strongly suggests that similar benefit may also be seen in these more severe patient situations. The Company will be proceeding with a Phase II trial of MC-1 in CABG.

RESULTS: SECONDARY ENDPOINTS

MC-1 also showed favourable effect in secondary endpoints. First, the presence of periprocedural myocardial ischemia as measured by continuous ECG monitoring over the first 24-hours trended lower in the MC-1 treatment group compared to placebo, supporting the findings of the primary endpoint. Although a larger sample size is required to demonstrate significance in this measure, the investigators were very pleased to see an indication of reduced ischemia in this preliminary study.

Patients treated with MC-1 also showed a reduction in peak periprocedural CK-MB values (2.4±3.3 ng/mL) compared with control (3.4±3.0 ng/mL) (p=0.0313).

As anticipated, there were no significant differences between the MC-1 treatment group and the placebo group in the composite or individual clinical endpoints of death, nonfatal MI, new or worsening heart failure, or recurrent ischemia at 30 days.

SAFETY DATA

With regards to safety, the clinical investigators concluded that there were no drug related differences between treatments with MC-1 versus placebo. This is of particular importance given the fact that many current treatments for these patients have potentially dangerous side effects.

CONCOMITANT MEDICATIONS

Another important aspect of the study, with substantial relevance to both safety and efficacy of MC-1, was the presence of the best standard of care therapy in all patients. Not only was MC-1 able to show benefit in the presence of the current best medical practices, but there was no evidence of drug interaction with MC-1 administration.

SUMMARY AND CONCLUSIONS

The ability of MC-1 to demonstrate statistically significant benefits exceeded expectations. Moreover, the effect seen in a condition where the size of the signal being measured (i.e. elevation of CK-MB) was relatively small, strongly supports advancement of MC-1 into clinical studies for CABG and AMI where the amount of damage, and therefore the opportunity to show improvement, is substantially greater. Similarly, the demonstration of clinical safety in a high-risk cardiovascular population receiving various other also supports further clinical evaluation. The safety of this naturally occurring compound is expected to be a key feature that will increase product utilization and market share.

TARGETING AN UNMET NEED
TARGET MARKETS FOR MEDICURE DRUGS

TOTAL CARDIOVASCULAR: US $70 BILLION/YEAR WORLDWIDE

INDICATION	US PATIENTS
AMI	7.3 million
Angina	6.2 million
Ischemic Reperfusion	1.6 million
(incl. Bypass Surgery & Angioplasty)
Unmet Hypertension	40 million
Stroke	0.6 million

CONTINUED PROGRESS OF PROMISING CARDIOVASCULAR CANDIDATES

CLINICAL TARGETS OF MC-1

PERSPECTIVES ON MC-4232

ONE OUT OF FOUR PEOPLE HAVE HYPERTENSION AND THOSE NUMBERS ARE RISING

Hypertension affects 25 percent of people living in North America. Of those, it is believed that about one-third are unaware they have it, nearly half are not being treated for it, and some two-thirds can’t control it. Hypertension forces the heart to work harder to pump adequate blood supply throughout the body, resulting in the muscles of the heart becoming enlarged. If the condition persists, damage will occur to the heart and blood vessels, increasing the risk for stroke, heart attack, and kidney or heart failure. For diabetics, it is also important to have tight control of hypertension to prevent complications, especially kidney failure. The control of hypertension has remained inadequate despite the availability of several key classes of compounds. It is hoped that the clinical trial will provide sufficient evidence for proceeding to a larger, more pivotal trial in hypertension.

THE MEDICURE SOLUTION – Improving the Odds Against Hypertension: MC-4232 In Initial Phase II Trial

Medicure has commenced an initial Phase II trial, the first of a series of exploratory trials in hypertension, as part of the development program for the Company’s second clinical product, MC-4232. The trial is to enroll patients with hypertension to determine an effective dose-range for future studies. This study represents an important clinical milestone for Medicure and marks the beginning of the Company’s efforts to address another major unmet component of the cardiovascular market – hypertension.

INTRODUCING MC-4232

In July 2003, Medicure received approval from the Canadian Therapeutics Product Directorate (TPD) to commence the initial stage of its Phase II/III clinical program for its new product, MC-4232, primarily for treatment for hypertension.

This trial, was launched in late July. Each of the patients have hypertension and the trial was designed to determine an effective dose-range for future studies. In addition to looking for safety and tolerability, the primary endpoint is a decrease in diastolic pressure, a FDA-approved endpoint. Results of the trial are expected near the end of calendar 2003.

Hypertension is a common disorder in which blood pressure remains abnormally high. Approximately 57 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled and therefore have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure, and atherosclerosis. Control of hypertension for certain subsets of the population Medicure is targeting, is difficult to treat.

It is estimated that the hypertension market represents annual sales of USD $13.5 billion, with yearly growth of approximately 6%.

DRUG DISCOVERY PROGRAM

BUILDING A PRODUCT PIPELINE

The foundation for Medicure’s future is centred on a drug discovery program, focused on advancing novel therapeutics to address unmet cardiovascular market needs. To achieve this, Medicure, through its relationship with CanAm Bioresearch, has established capabilities in the areas of medicinal chemistry, cardiovascular physiology and drug screening.

A strategy employed by Medicure’s structure-based drug design and development team is to create new therapeutics based on MC-1’s natural product scaffold whose structural architecture, or scaffold, has been established as safe and active, and provides a powerful guiding principle for novel drug and library development.

Novel compounds produced by the medicinal chemistry program have advanced to preclinical studies aimed at evaluating their potential for effect in human cardiovascular disease. Compounds that exhibit desirable effects in vivo are advanced into further preclinical development towards commercialization and also provide a platform for developing expanded libraries of related compounds.

The drug discovery program has produced two lead drug candidates with promising effects in both in vitro and in vivo studies for the intended cardiovascular applications.

PRODUCT CANDIDATES

LEAD MOLECULE	INDICATION

MC-45228	THROMBOSIS
MC-5422	ISCHEMIA/ISCHEMIC REPERFUSION INJURY

ANTI-ISCHEMICS PROGRAM

Medicure’s library of novel anti-ischemics includes MC-5422, a novel anti-ischemic agent that has shown the ability to reduce damage from ischemic reperfusion. At the same time as Medicure’s other anti-ischemics are being screened to evaluate their biological effect, the Company continues preclinical studies of MC-5422 with a view to future clinical testing.

Preliminary toxicology studies carried out on products of the anti-ischemic project demonstrated safety, supporting further study in the product.

ANTI-THROMBOTICS PROGRAM

Antithrombotics are drugs that prevent blood factors (platelets and fibrin) from aggregating and subsequently blocking blood flow. These compounds have applications in clinical indications ranging from the chronic prevention of stroke to acute treatment for heart attacks and numerous other cardiovascular pathologies.

The antithrombotic program focuses on the design of novel compounds, to reduce platelet activation, adhesion and aggregation against clinically relevant agonists. MC-45228 is the lead compound in this program. Favourable results were achieved from preliminary in vivo toxicology studies, and preclinical data in cerebro- and cardiovascular in vivo studies is encouraging.

Newer compounds are continuously synthesized and evaluated for their in-vitro antithrombotic proficiency.

Lead optimization of MC-45228 has resulted in the identification of several new chemical entities with further improved anti-platelet and anticoagulent effects (in vitro studies).

The in-vivo animal model studies for the new molecule are underway.

NHE INHIBITOR PROJECT

Sodium/hydrogen exchangers (NHEs) are internal plasma membrane proteins that transport hydrogen in exchange for sodium in heart cells. The recognition that NHEs are directly involved in heart tissue injury due to calcium overload following ischemia and ischemic reper-fusion injury has led the efforts to inhibit these exchanges in an attempt to prevent heart injury. Medicure’s ongoing NHE inhibitor discovery project, conducted in collaboration with Dr. Stephen Hanessian, Professor, University of Montreal, fits the Company’s strategy to exploit largely untapped and novel therapeutic opportunities to address injury from ischemia and subsequent reperfusion.

DRUG DISCOVERY PROGRAM

MEDICURE DRUG DISCOVERY

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED HEREIN THAT ARE PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. ALL AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. ANNUAL REFERENCES ARE TO THE CORPORATION’S FISCAL YEARS, WHICH END ON MAY 31.

OVERVIEW

Medicure (the “Company”) is focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company’s research and development program is currently focused on the clinical development of the Company’s lead product, MC-1, a second product MC-4232, and the discovery and development of other drug candidates.

MC-1 is a natural occurring compound that is being developed as a treatment to reduce injury from blockages of blood flow to the heart and the brain, and to prevent damage from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as angioplasty and bypass surgery. The results from the recently completed Phase II clinical trial, MEND-1, showed that MC-1 reduces ischemia and reperfusion-induced heart damage following angioplasty. The results demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty. Ischemia and ischemic reperfusion injury remain a major inadequately treated area of cardiovascular medicine.

The Company’s second product, MC-4232, is being developed for use in the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 57 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds.

In parallel to the development of MC-1 and MC-4232, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. The Company’s drug discovery program is utilizing a unique natural occurring product template with a promising safety profile for the design and synthesis of effective therapeutics. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company’s new compounds have shown positive effects in in vitro and in vivo efficacy studies and are being studied further to evaluate their commercial potential.

RESULTS OF OPERATIONS

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company is a development stage enterprise that focuses a majority of its cash resources on research and development activities.

Research and Development expenditures increased to $3,118,000 as compared to $3,104,000 for fiscal 2002 and represent 70% of the Company’s total expenditures in fiscal 2003. A significant portion of the expenditures in fiscal 2003 were attributed to the Phase II trial, MEND-1, managed by Duke Clinical Research Institute, which showed that the Company's lead product, MC-1, reduces ischemic heart damage following angioplasty. The trial enrolled 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA. In addition, the

Company enhanced its research and development capabilities with the expansion of its research team, and a rise in screening and preclinical testing of compounds brought forward by the Company’s drug discovery program. In addition, the Company’s scientific developments led to the announcement in June 2003 of a second clinical candidate, MC-4232 for use in the treatment of hypertension.

The Company expects research and development expenditures for the fiscal 2004 to be higher than fiscal 2003. A significant portion of the increase in expenditures during fiscal 2004 will be incurred in the Phase II Coronary Artery Bypass Graft (CABG) trial attributed to MC-1 and the Phase II Hypertension trial involving MC-4232. The Company commenced the initial study in the development program for MC-4232 in the first quarter of fiscal 2004. The Company continues to pursue strategic alliances with a suitable partner to help further develop its products.

General and Administration

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, but are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. General and administration expenses totaled $1,284,000 for the year ended May 31, 2003, as compared to $950,000 for the year ended May 31, 2002. The increased spending in fiscal 2003 as compared to fiscal 2002 was primarily attributable to the internal growth that is required to support the Company’s increasing business development and investor relations activities. These activities were primarily associated with increasing the awareness of the Company’s clinical trial results in both the medical and investment communities in North

America and Europe. The Company also incurred stock-based compensation expenses of $105,000 in fiscal 2003 as compared to nil in fiscal 2002 as a result of adopting new accounting standards in fiscal 2003 related to measurement of compensation associated with stock options granted by the Company to non-employees. The Company expects slightly higher levels of general and administrative activities for fiscal 2004 to support increased business development activities.

Interest and Other Income

Interest and other income for fiscal 2003 totaled $241,000 as compared with $184,000 for fiscal 2002. Interest income was higher in fiscal 2003 primarily due to a larger average cash and cash equivalents balance, which resulted from equity offerings in fiscal 2002 that raised net proceeds of $9,004,000. Throughout fiscal 2003 and fiscal 2002, management invested funds in short-term investments.

Results

For the year ended May 31, 2003, the Company recorded a net loss of $4,194,000 or $0.11 per share compared with a net loss of $3,875,000 or $0.14 per share for the year ended May 31, 2002. As stated above, these results of operations were mainly attributable to the Company’s clinical development program and the increased business development activity required to support the program. The Company expects to incur a loss next year as it continues to invest in product research and development.

Changes in Accounting Standards

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870. Stock Based Compensation and Other Stock Based Payments. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.

Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 must be applied to: all stock-based payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees or directors of the Company. Consideration paid by employees or directors of the Company on the exercise of stock options is recorded as share capital in the financial statements.

Section 3870, however, does require additional disclosures for options granted to employees or directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for these stock options.

The Company has adopted Section 3870 for its fiscal year beginning June 1, 2002 and the results are disclosed within the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, interest income on funds available for investment and government grants and tax credits.

As at May 31, 2003, the Company had cash and cash equivalents totaling $4,130,000 compared with $8,341,000 at the previous year-end. During fiscal 2003, the Company did not perform any private or public financings. During fiscal 2002, the Company raised gross proceeds of $10,000,000 (before share issuance costs of $1.2 million) through an equity offering of 15,384,615 units of the Company priced at $0.65 per unit. Each unit comprises one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share of the Company at a price of $0.81 per common share on or before December 20, 2003.

Subsequent to May 31, 2003, the Company strengthened its cash position by raising gross proceeds of $7,648,000 (before share issuance costs of $606,000) through a private placement of 8,997,632 common shares of the Company at $0.85 per share. The financing increased the Company’s cash and cash equivalents to $10,739,000 as at June 30, 2003.

OUTLOOK

The Company expects to continue to incur operating losses as it expands its clinical and Drug Discovery programs. The Company expects higher clinical expenses as a result of the planned Phase II clinical trial with its lead product, MC-1 in Coronary Artery Bypass Graft surgery (CABG) and the commencement of the Phase II/III development program for its second product MC-4232 for treatment in hypertension in fiscal 2004. Based on current plans, it is anticipated that total expenses will increase during fiscal 2004 as a result of these clinical trials. The Company believes it has sufficient resources to fund operations until the end of fiscal 2005. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the results of preclincal studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

The Company’s strategic focus will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, and identify and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2004 to fund operations over the long term.

RISKS AND UNCERTAINTY

The Company’s products and technologies are currently in the research and development stages. The Company does not and may never have a commercially viable drug formulation approved for marketing. To obtain regulatory approvals for the Company’s products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

The Company has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Medicure Inc. and other financial information contained in this annual report are the responsibility of Management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management’s best estimates and judgment, where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company’s assets, Management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company’s assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of internal control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit and Finance Committee, which comprises unrelated and outside directors. The Audit and Finance Committee meets regularly during the year to review significant accounting and auditing matters with Management and the independent auditors and to review the interim and annual consolidated financial statements of the Company.

The consolidated financial statements have been audited by the Company’s independent auditors, KPMG LLP Chartered Accountants, which has full and unrestricted access to the Audit and Finance Committee. KPMG’s report on the consolidated financial statements is presented herein.

Derek G. Reimer, CA Chief Financial Officer	Albert D. Friesen, PhD President & Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

MEDICURE INC.

Years ended May 31, 2003 and 2002

kpmg
	KPMG LLP Chartered Accountants Suite 2000 – One Lombard Place Winnipeg MB R3B 0X3 Canada	Telephone (204) 957-1770 Telefax (204) 957-0808 www.kpmg.ca

AUDITORS' REPORT

To the Shareholders of Medicure Inc.

We have audited the consolidated balance sheets of Medicure Inc. as at May 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Canada
August 7, 2003

[[[[	KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss non-operating association.

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31, 2003 and 2002

	2003	2002

Assets

Current assets:
Cash and cash equivalents	$4,130,456	$8,341,018
Accounts receivable	79,544	152,425
Research advance (note 6)	200,000	200,000
Prepaid expenses	55,048	89,875
	4,465,048	8,783,318
Capital assets (note 3)	67,497	84,571

Patent costs, net of accumulated amortization of
$54,002 (2002 - $ 43,147)	763,464	508,902
	$5,296,009	$9,376,791

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$353,908	$389,663

Shareholders’ equity:
Capital stock (note 4):
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
38,509,864 common voting shares
(2002 - 37,088,864)	17,502,222	16,079,309
Nil class A common shares (2002 - 1,280,000)	–	1,379,627
Contributed surplus [note 4(c)]	105,375	–
Deficit accumulated during the development stage	(12,665,496)	(8,471,808)
	4,942,101	8,987,128
Nature of operations (note 1)
Subsequent events (note 4)
Commitments (note 6)
	$5,296,009	$9,376,791

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director	Director

MEDICURE INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

	2003	2002

Revenue:
Interest and other income	$241,281	$183,912

Expenses:
General and administrative	1,284,225	949,569
Research and development (note 6)	3,117,619	3,103,707
Research and development - government assistance	–	(54,782)
Amortization	33,125	60,505

	4,434,969	4,058,999

Loss for the year	(4,193,688)	(3,875,087)
Deficit accumulated during the development stage,
beginning of year	(8,471,808)	(4,596,721)

Deficit accumulated during the development stage,
end of year	$(12,665,496)	$(8,471,808)

Basic and diluted loss per share (note 4)	$(0.11)	$(0.14)

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

	2003	2002

Cash provided by (used in):

Operating activities:
Loss for the year	$(4,193,688)	$(3,875,087)
Adjustments for:
Amortization of capital assets	22,270	17,358
Amortization of patent costs	10,855	43,147
Stock-based compensation	105,375	–
Change in the following:
Accounts receivable	72,881	(82,886)
Prepaid expenses	34,827	(89,875)
Accounts payable and accrued liabilities	(35,755)	(180,414)
	(3,983,235)	(4,167,757)
Investing activities:
Acquisition of capital assets	(5,196)	(37,988)
Patent costs	(265,417)	(238,961)
	(270,613)	(276,949)
Financing activities:
Issuance of common shares, net of share issue costs	43,286	9,010,252

Increase (decrease) in cash and cash equivalents	(4,210,562)	4,565,546

Cash and cash equivalents, beginning of year	8,341,018	3,775,472

Cash and cash equivalents, end of year	$4,130,456	$8,341,018

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

1.

Nature of operations:

The company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1. To date, the company has no products currently in commercial production or use. Accordingly, the company is considered to be a development stage enterprise for accounting purposes. Since September 15, 1997, the date of inception of the company through to May 31, 2003, the company has expended approximately $9,566,000, net of government assistance and investment tax credits, which aggregate approximately $455,000, on the research and development of MC-1 and other compounds.

To date, the company has financed its cash requirements primarily through share issuance, investment tax credits, government grants and interest income. The success of the company is dependent on its ability to obtain sufficient funds to conduct its clinical trials and to successfully commercialize its products.

2.	Significant accounting policies:
(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (“U.S. GAAP”) except as described in note 9 to the consolidated financial statements.

These financial statements have been prepared on a consolidated basis to include the accounts of the company and its wholly-owned subsidiary, Medicure International Inc. All significant inter-company transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash on hand and balances with banks as well as highly liquid short-term investments. The company considers all highly liquid short-term investments with terms to maturity when acquired of three months or less to be cash equivalents.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

2.	Significant accounting policies (continued):
	(c)	Capital assets: Capital assets are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:
Asset	Basis	Rate

Computer equipment	Straight-line	25%
Office equipment	Diminishing balance	20%
Scientific equipment	Diminishing balance	20%
Leasehold improvements	Straight-line	20%

(d)

Patents:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or its economic life, if shorter. The cost of servicing the company’s patents is expensed as incurred. The company commenced amortization of patent costs during fiscal 2002.

(e)

Stock-based compensation and other stock-based payments:

The company has a Stock Option Plan [note 4(c)] for its directors, management, consultants and employees. Effective June 1, 2002, the company adopted the new Recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. As permitted, the company has applied this change prospectively for new awards granted on or after June 1, 2002.

Under this section, the fair value method of accounting for stock-based compensation is used to account for awards to non-employees and direct awards of stock to employees. The fair value of direct awards is determined based on the quoted market price of the company’s common shares and the fair value of stock options and other stock-based payments to non-employees is estimated at the date of grant using the Black-Scholes option pricing model.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

2.

Significant accounting policies (continued):

The company has elected to measure compensation costs for stock options granted to employees, management and directors using the intrinsic method. Under this method, no compensation expense is recognized when stock options are issued under the Stock Option Plan, as the exercise price of each option equals or is greater than the market value of the company’s common shares at the date immediately preceding the grant date. However, in accordance with Section 3870, the company must present pro forma disclosure relating to net loss and loss per share figures as if the fair value method had been used. For fiscal 2003, there were no options issued to employees, management or directors of the company and, therefore, no pro forma disclosure is required.

The adoption of these new recommendations did not have an impact on the financial statements of prior periods presented. For the year ended May 31, 2003, the adoption of these new recommendations resulted in an increase in the loss for the year of $105,375 and an offsetting increase to contributed surplus due to the recognition of the fair value of options granted to non-employees.

(f)

Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction against the related expenses in the period they are incurred. Government assistance towards capital assets is deducted from the cost of the related capital asset. The benefits of investment tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. Investment tax credits receivable are recorded at their net realizable value net of any reasonably possible adjustments by Canadian tax authorities.

Investment tax credits are only available on research and development expenditures incurred directly by the company or Medicure International Inc.

(g)

Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. No development costs have been deferred to date.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

2.	Significant accounting policies (continued):
(h)

Income taxes:

The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When realization of future income tax assets does not meet the more likely than not criterion, a valuation allowance is provided for the difference.

(i)

Net earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The diluted per share amounts are calculated based on the weighted average number of common shares outstanding during the period, plus the effect of dilutive common share equivalents such as options and warrants. This method requires that diluted per share amounts be calculated using the treasury stock method, as if all the common share equivalents where the average market price for the period exceeds the exercise price had been exercised at the beginning of the reporting period, or at the date of issue, if later, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period. Certain of the company’s escrowed shares outstanding were considered to be contingently issuable and have been excluded from the denominator used in the calculation of earnings (loss) per share. During fiscal 2003, the company has met the required performance conditions on the remaining 1,825,532 escrowed shares which have been included in the calculation of earnings (loss) per share from the date the performance conditions were met.

(j)

Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the year.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

2.	Significant accounting policies (continued):
(k)

Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of certain revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.	Capital assets:
		Accumulated	Net book
May 31, 2003	Cost	amortization	value

Computer equipment	$45,767	$27,465	$18,302
Office equipment	9,817	3,265	6,552
Scientific equipment	63,822	33,375	30,447
Leasehold improvements	15,718	3,522	12,196

	$135,124	$67,627	$67,497

		Accumulated	Net book
May 31, 2002	Cost	amortization	value

Computer equipment	$42,264	$16,694	$25,570
Office equipment	9,817	1,750	8,067
Scientific equipment	63,822	26,338	37,484
Leasehold improvements	14,025	575	13,450

	$129,928	$45,357	$84,571

4.	Capital stock:
(a)

Authorized:

The company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

4.

Capital stock (continued):

As of March 1, 2003, all of the issued and outstanding class A common shares - totaling 1,280,000 shares - were converted into common shares of the company on the basis of one common share for each class A common share in accordance with the company's Articles of Continuance. The class A common voting shares were identical in all respects to the common voting shares, except that the holders were eligible for the Manitoba Equity Tax Credit until February 28, 2003.

	(b)	Shares issued and outstanding are as follows:
	2003	2002

Common shares	$17,502,222	$16,079,309
Class A common shares	–	1,379,627

	$17,502,222	$17,458,936

	Number of shares	Amount

Common shares:

Balance at May 31, 2001	21,717,641	$7,069,057

Private placement for cash on June 14, 2001
at $1.00 per share	200,000	200,000
Exercise of options for cash	8,333	6,250
Shares returned to treasury	(221,725)	–
Public offering for cash on December 20, 2001 and
January 31, 2002 at $0.65 per share, net of share
issue costs of $ 1,195,998	15,384,615	8,804,002
Balance at May 31, 2002	37,088,864	16,079,309

Exercise of options for cash	126,000	25,200
Refund of portion of share issue costs	–	5,936
Exercise of warrants for cash	15,000	12,150
Conversion of class A common shares	1,280,000	1,379,627

Balance at May 31, 2003	38,509,864	$17,502,222

On June 26, 2003, the company, through a private placement, issued 8,997,632 common shares at a price of $0.85 per common share for total gross proceeds of $7,648,000 (net proceeds of $7,042,000 after share issuance costs). As additional compensation to the underwriters, the company issued compensation options of 629,834 common shares of the company exercisable at $1.00 per common share. These compensation options expire June 26, 2005.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

4.	Capital stock (continued):
(c)

Options:

The company has a Stock Option Plan which is administered by the Board of Directors of the company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 3,700,000 common shares of the company at any time. The stock options are subject to vesting over a period of three years.

A summary of the company’s Stock Option Plan is as follows:

	2003		2002
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of
year	1,973,033	$1.05	1,787,033	$1.14
Granted	505,000	0.74	355,000	0.81
Exercised	(126,000)	0.20	(8,333)	0.75
Cancelled or expired	(215,000)	2.33	(160,667)	1.35

Balance, end of year	2,137,033	$0.83	1,973,033	$1.05

Options exercisable, end of year 1,690,700

Options outstanding at May 31, 2003 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$0.50 - 1.25	2,027,033	2.6 years	$0.77	1,580,700
2.15 - 2.55	110,000	1.9 years	1.89	110,000

	2,137,033	2.6 years	$0.83	1,690,700

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

4.	Capital stock (continued):

The compensation expense related to stock options granted under the Stock Option Plan during fiscal 2003 to non-employees aggregated $105,375. The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life	5 years
Risk-free interest rate	4.81%
Dividend yield	–
Expected volatility	81.18%

The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the period of service. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

There were no stock options granted to employees, management or directors of the company during fiscal 2003.

(d)	Warrants:

				Granted			Granted
Issuee	Original	Value	May 31,	(Exercised)		May 31,	(Exercised)		May 31,
(Expiry date)	granted	per share	2001	(Cancelled)*		2002	(Cancelled)*		2003

Prospectus offering
1,280,000 class A
common shares
(August 31,
2001)	128,000	$1.25	128,000	(128,000	)*	–	–		–

18,461,537 warrants
(December 20, 2003)	18,461,537	0.65 - 0.81	–	18,461,537		18,461,537	(15,000)		18,446,537

Private placements:
694,444 units
(January 27, 2002)	694,444	1.00 - 1.30	270,834	(270,834	)*	–	–		–

1,000,000 units
(July 7, 2001)	1,000,000	2.40	1,000,000	(1,000,000	)*	–	–		–

1,360,000 units
(August 31, 2002)	1,360,000	1.05 - 1.15	1,360,000	–		1,360,000	(1,360,000	)*	–

120,000 units
(September 14, 2002)	120,000	1.00 - 1.15	–	120,000		120,000	(120,000	)*	–

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

4.	Capital stock (continued):

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued.

Subsequent to May 31, 2003, 74,000 of the units were exercised for $0.65 resulting in the issuance of 74,000 common shares of the company for gross proceeds of $48,100.

(e)

Escrowed shares:

As at May 31, 2003, the company’s transfer agent held 7,606,404 (2002 - 7,606,404) common shares pursuant to a performance escrow agreement. The company has met the required performance conditions on the 7,606,404 (2002 - 5,780,867) common shares. However, the company has not applied for regulatory approval as required to release the shares from escrow.

In addition, the 1,485,934 of common shares that were held in escrow on a time-release basis at May 31, 2002 were released during the 2003 fiscal year.

(f)

Loss per share:

The weighted average number of common shares and class A common shares outstanding for the year ended May 31, 2003 and 2002 were 37,118,889 and 27,900,412 respectively. All common shares issuable on exercise of stock options and warrants have been excluded from the calculation of diluted loss per share as their effect is anti-dilutive.

5.	Income taxes: Significant components of the company’s future tax assets and liabilities are as follows:
	2003	2002

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$226,000	$243,000
Investment tax credits	76,000	76,000
Share issue costs	370,000	511,000
Operating losses carried forward	1,773,000	1,213,000
Other	102,000	89,000
	2,547,000	2,132,000

Less valuation allowance	(2,547,000)	(2,132,000)

	$–	$–

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

5.	Income taxes (continued): The reconciliation of the Canadian statutory rate to the income tax provision is as follows:
	Year ended	Year ended
	May 31,	May 31,
	2003	2002

Loss for the year:
Canadian	$991,657	$805,270
Foreign	3,202,031	3,069,817

	$4,193,688	$3,875,087

Canadian federal and provincial income taxes
recovery at 42.6% (2002 - 44.1%)	$1,787,000	$1,708,000
Foreign tax rate differential	(1,285,000)	(1,276,000)
Permanent differences	(47,000)
Change in statutory rates	(40,000)	(27,000)
Valuation allowance	(415,000)	(405,000)

	$–	$–

At May 31, 2003, the company has Canadian and Foreign unutilized operating losses carried forward for income tax purposes of $3,651,000 and $8,667,000 respectively. These losses are available to be applied against taxable income of future years up to fiscal 2012.

6.	Commitments:
(a)
On June 1, 2000, Medicure International Inc. entered into a development agreement with CanAm Bioresearch Inc. (“CanAm”), a private Canadian company owned by a former director of the company, whereby CanAm performs research and development of MC-1 and its related compounds on a cost plus up to ten percent recovery basis up to a maximum of direct research and development expenditures of $15,000,000. During the year ended May 31, 2003, the company incurred an aggregate of $3,058,946 (2002 -$3,021,115) in expenditures under this agreement which is included in research and development expenses on the statement of operations. Expenditures incurred from inception of the agreement to May 31, 2003 total $8,444,501. As at May 31, 2003, the company has provided a research advance to CanAm of $200,000 (2002 - $200,000) which is non-interest bearing, unsecured and repayable on demand.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

6.	Commitments (continued):
	(b)	The company leases its premises under an operating lease. Minimum annual rental payments to the end of the lease term are as follows:
2004	$23,507
2005	23,507
2006	23,507
2007	17,630

$88,151

The annual lease payments are exclusive of maintenance, property taxes, insurance and other operating costs.
7.

Related party transactions:

During the year ended May 31, 2003, the company paid companies controlled by a director, a total of $193,485 (2002 - $215,000) for office rent and supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8.

Financial instruments:

The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

9.

Reconciliation of generally accepted accounting principles:

The company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a)

Patents:

Under Canadian GAAP, the patent costs which relate to products which have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, the unamortized patent costs would have been recorded as an expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2003 and 2002, research and development expense would have increased by $265,417 and $238,961, respectively. The company commenced amortization of the patents during fiscal 2002. Under U.S. GAAP, the amortization expense to be added back is $10,855 for the year ended May 31, 2003 (2002 - $43,147).

(b)

Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the years ended May 31, 2003 and 2002. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the years ended May 31, 2003 and 2002 is $7,037 and $9,664, respectively.

(c)

Stock options – stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the company has elected to follow the fair value method in accounting for its employee, management and director stock options. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based compensation granted to non-employees subsequent to June 1, 2002, the accounting is consistent under both Canadian GAAP and U.S. GAAP.

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. The assumptions used in the valuation included a five year life for the options, a risk-free rate of between 3.50% and 5.80%, volatility between 37% and 87% and no dividend yield. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation of U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2003 and 2002 of approximately $129,900 and $257,000, respectively.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

9.	Reconciliation of generally accepted accounting principles (continued):
(d)

Escrowed common shares:

Under Canadian GAAP, common shares of the company under escrow arrangements are included in capital stock at the time of issuance based on the total number of shares issued and the issuance price. No additional compensation expense is recorded when the common shares are released from escrow. Under U.S. GAAP, the common shares of the company that were previously held in escrow on a time release basis are accounted for in the same manner as under Canadian GAAP. A compensation expense however, would be recorded under U.S. GAAP, upon eligibility for release of the escrowed common shares of the company, where the release is based on performance conditions being met. The compensation expense would be accounted for as the difference between the market value of the company’s common shares at the time the common shares are eligible for release from escrow and the price paid per common share at the time of issuance multiplied by the number of common shares released from escrow. During the year ended May 31, 2003, performance conditions on 1,825,537 (2002 - nil) of the common shares under escrow have been met. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2003 and 2002 of $684,500 and nil, respectively.

(e)

Recent pronouncements:

During fiscal 2003, the Financial Accounting Standards Board (“FASB”) and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

•
Financial interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.

•
Financial interpretation No. 36 (“FIN 46”), Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”). The interpretation is effective for interim or annual periods beginning after June 15, 2003.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

9.	Reconciliation of generally accepted accounting principles (continued):
•
The EITF reached a consensus on issue 00-21, Revenue Arrangements with Multiple Deliverables. This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Neither EITF 00-21, FIN 46 or the measurement provisions of FIN 45 are expected to currently impact the company’s consolidated financial statements.

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

			Cumulative from
	Year ended	Year ended	inception on
	May 31,	May 31,	September 15, 1997
	2003	2002	to May 31, 2003

Loss for the period, Canadian GAAP	$(4,193,688)	$(3,875,087)	$(12,665,496)
Adjustments for the following:
Stock-based compensation (c)	(129,900)	(257,000)	(1,169,900)
Patent costs (a)	(265,417)	(238,961)	(796,918)
Amortization of patent costs (a)	10,855	43,147	54,002
Scientific equipment (b)	–	–	(63,822)
Amortization of scientific
equipment (b)	7,037	8,664	33,375
Escrowed common share
compensation (d)	(684,500)	–	(15,061,500)

Loss for the period, U.S. GAAP	$(5,255,613)	$(4,319,237)	$(29,670,259)

Basic and diluted loss per share,
U.S. GAAP	$(0.14)	$(0.15)

The impact of significant variations to U.S. GAAP on the consolidated statements of cash flows are as follows:

			Cumulative from
	Year ended	Year ended	inception on
	May 31,	May 31,	September 15, 1997
	2003	2002	to May 31, 2003

Operating activities	$(4,248,652)	$(4,406,718)	$13,243,811
Investing activities	(5,196)	(37,988)	655,765

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

9.	Reconciliation of generally accepted accounting principles (continued): The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:
	2003	2002

Capital assets	$37,050	$47,087
Capital stock and contributed surplus	33,859,545	32,855,388
Deficit accumulated during the development stage	(29,670,259)	(24,414,646)

CORPORATE DIRECTORY

Management Team

Albert D. Friesen, PhD
President & Chief Executive Officer

Naranjan S. Dhalla, PhD
Chief Scientific Officer

G. Karl-Gunnar Hidinger, PhD
Vice-President, Clinical Development*

Robert G. Burford, PhD
Vice-President, Product Development*

Derek G. Reimer, CA
Chief Financial Officer

Dawson J. Reimer, MAES
Director of Business Development

Wasimul Haque, PhD
Director of Chemistry*

Ahmad Khalil, MD, PhD
Director of Scientific Affairs*

Deborah A. Douglas, PhD
Manager, Physiology*

Don Bain
Director of Investor & Public Relations

* Drs. Hidinger, Burford, Khalil, Haque and Douglas
provide their services through a consulting contract
with CanAm Bioresearch Inc.

Scientific Advisory Board

Paul Armstrong, MD, Chair,
University of Alberta

Raymond Gibbons, MD
Mayo Clinic

Stephen Hanessian, PhD
University of Montreal

Morris Karmazyn, PhD
University of Western Ontario

John McNeill, PhD
University of British Columbia

Eldon Smith, MD
University of Calgary Medical School

Pierre Theroux, MD
University of Montreal

Jeffrey Weitz, MD
McMaster University

THE MEDICURE MANAGEMENT TEAM. Seated, from left: Dawson Reimer, Dr. Karl-Gunnar Hidinger, Dr. Ahmad Khalil and Dr. Albert D. Friesen. Standing, from left: Dr. Deborah Douglas, Don Bain, Derek Reimer and Dr. Wasimul Haque.

Board of Directors

Albert D. Friesen, PhD
Chair

William A Cochrane, MD, O.C.
W. A. Cochrane & Associates

Arnold Naimark, MD, O.C.
Chair,
Canadian Biotechnology Committee
Centre for the Advancement of Medicine

James Umlah
Chief Investment Officer,
Crocus Investment Fund

SHAREHOLDER INFORMATION

AUDITORS

KPMG LLP
One Lombard Place
Winnipeg, MB. R3B 0X3

TRANSFER AGENT

Computershare Investor Services Inc.
1190 Portage Avenue
Winnipeg, MB. R3B 3K6

BANKERS

TD Canada Trust

CORPORATE COUNSEL

Aikins MacAulay & Thorvaldson
30th Floor, 360 Main Street
Winnipeg, MB. R3C 4G1

SECURITIES COUNSEL

Lang Michener
BCE Place, 181 Bay Street, Suite 2500
Toronto, ON. M5J 2T7

PATENT COUNSEL

Ridout & Maybee
150 Metcalfe Street, 19th Floor
Ottawa, ON. K2P 1P1

Merchant & Gould
3200 IDS Centre, 80 South Eighth Street
Minneapolis, MN. 55402-2215

INVESTOR RELATIONS

Don Bain
Director of Investor & Public Relations
Toll Free 1-888-435-2220 (x237)

STOCK LISTING

Medicure shares are listed on the Toronto Stock
Exchange (TSX) and trade under the symbols:
MPH
MPH.WT

2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS Wednesday, October 15, 2003 at 11:00 a.m. Eastern Time TSX Conference Centre 130 King Street West Toronto, Ontario

MEDICURE INC.

4 – 1200 Waverley Street
Winnipeg, Manitoba, Canada
R3T 0P4

Toll Free 1.888.435.2220
Tel. 204.487.7412
Fax 204.488.9823

E-mail: info@medicureinc.com
Web site: www.medicureinc.com